Exhibit 23.2

CS DIAGNOSTICS CORP

FINANCIAL STATEMENTS

FOR PERIOD ENDING

December 31, 2024

BALANCE SHEET STATEMENT
STATEMENT CASH FLOWS
INCOME STATEMENT

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
FINANCIAL NOTES

CS DIAGNOSTICS CORP. CSDX

INDEX TO FINANCIAL STATEMENTS

Balance Sheets as of December 31, 2024, and December 31, 2023
Statements of Operations for the twelve months period ended December 31, 2024, and December 31, 2023
Statements of Stockholders’ Equity for twelve months period ended December 31, 2024, and December 31, 2023
Statements of Cash Flows for the twelve months period ended December 31, 2024, and December 31, 2023
Notes to the Financial Statements

Report of the Independent Registered Public Accounting Firm

To the shareholders and the board of directors of CS DIAGNOSTICS CORP.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CS Diagnostics, Corp. (the "Company") as of December 31, 2024, and 2023 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes collectively referred to as the "financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying financial statements have been prepared assuming the company will continue as a going concern as disclosed in Note 3 to the financial statement, the Company has accumulated deficit of $(4,767,928) at December 31, 2024. The continuation of the Company as a going concern through December 31, 2024, is dependent upon improving the profitability and the continuing financial support from its stockholders. Management believes the existing shareholders or external financing will provide additional cash to meet the Company’s obligations as they become due.

These factors raise substantial doubt about the company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole and we are not, by communicating the critical audit matters, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

OLAYINKA OYEBOLA & CO.

(Chartered Accountants)

We have served as the Company's auditor since 2022.
March 31st, 2025.

Lagos Nigeria

CS DIAGNOSTICS CORP. CSDX
BALANCE SHEET
FOR THE PERIOD ENDED December 31 2024

	December 31, 2024	December 31, 2023
	Audited	Audited
Assets

Current Assets

Cash	501	20,363

Other Receivables	-	-
Total Current Assets	$501	$20,363
Intangible Assets	499,400,000	499,400,000
Total Assets	$499,400,501	$499,420,363

Liabilities and Stockholders’ Deficit
Current Liabilities
Account Payables	1,428	12,822
Non-current liabilities		-
Total Liabilities	$1,428	$12,822

Shareholder's Deficit
Common stock, $0.00001 par value; 250,000,000 shares authorized,137,290,200 shares issued and outstanding as of December 31, 2024	1,373	1,108

Preferred stock Series A, $0.001 par value;5,000 shares authorized, 10 shares issued and outstanding as of December 31, 2024	-	-

Preferred stock Series B, $0.001 par value; 19,998,675 shares authorized, 19,999,375 shares issued and outstanding as of December 31, 2024,	2,000	2,000

Additional paid-in capital	504,163,629	504,173,122

Accumulated deficit	(4,767,928)	(4,768,689)
Total Stockholders’ Deficit	$499,399,073	$499,407,541

Total Liabilities and Stockholders' Deficit	$499,400,501	$499,420,363

The accompanying notes are an integral part of these financial statements.

CS DIAGNOSTICS CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED December 31, 2024

	December 31, 2024	December 31, 2023

Revenue	110,911	126,038

Revenue	$110,910.60	$126,038.00

Operating Expenses

Professional Fee	109,755	54,026
General & Administrative Expenses	395	94,009
Total Operating expenses	110,150	148,035

Income/(loss) from Operations	$761	$(21,997)

Other Income / (Expense)	-	-
Debt Written off	-	-

Net Income / (loss)	$761	$(21,997)

Basic and diluted loss per share	0.00	0.00
basic and diluted loss weighted average shares	137,290,200	110,790,200

The accompanying notes are an integral part of these financial statements.

CS DIAGNOSTICS CORP.
STATEMENT OF STOCKHOLDERS (DEFICIT)
FOR THE PERIOD ENDED December 31, 2024

	Preferred Stock B		Common Stock		Additional	Accumulated

	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total

Balance, January 1, 2023	20,000,000	$2,000	135,287,214	$1,352	$4,712,037	$(4,746,692)	$(31,303)
Reversed Stock Split	-	-	(134,497,014)	$(1,344)	-	-	$(1,344)
Shares Issued in acquisition of Assets	-	-	110,000,000	$1,100	$499,461,085	-	$499,462,185
Net income (loss) for the year	-	-	-	-	-	$(21,997)	$(21,997)
Balance, December 31, 2023	20,000,000	$2,000	110,790,200	$1,108	$504,173,122	$(4,768,689)	$499,407,541

Balance, January 1,2024	20,000,000	$2,000	110,790,200	$1,018	$504,173,122	$(4,798,689)	$499,407,451
Shares Issued/Converted	(1,325)	$0	26,500,000	$355	$(9,493)		$(9,138)
Net income (loss) for the period ended September 30,2024						$761	$761
Shares Issued in acquisition of Assets
Balance, December 31, 2024	19,998,675	$2,000	137,290,200	$1,373	$504,163,629	(4,767,928)	$499,339,073

The accompanying notes are an integral part of these financial statemen ts.

CS DIAGNOSTICS CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED December 31, 2024

	December 31, 2024	December 31, 2023
Cash flows from operating activities

Net profit/ (loss)	761	(21,997)

Adjustment to reconcile net loss to net cash used in operating activities

Changes in assets and liabilities
Other Receivables	8,842	-
Account payables	1,428	31,285

Net cash used in operating activities	$11,030	$9,288

Cash flows from investing activities

Intangible Asset	(499,444,401)	(499,444,401)
Net cash provided by Investing activities	$(499,444,401)	$(499,444,401)

Cash flows from financing activities

Additional Capital Paid Up	499,444,401	499,422,309
Loan forgiven	-	-

Net cash provided by financing activities	$499,444,401.00	$499,422,309.00

Net increase /(decrease) in cash	11,030	(12,804)
Cash beginning of period	0	12,804
Cash end of period	$11,030	$0

The accompanying notes are an integral part of these financial statements.

C S DIAGNOSTICS CORP

Notes to the Financial Statements
December 31, 2024, and December 31, 2023

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

CS Diagnostics Corp., (the "Company") a Wyoming Corporation in the United State, CS Diagnostics Corp., is an United States based Corporation, Its focus is on improving therapy results and reducing side effects. In addition, it offers international companies in the medical industry access to markets and the service of approval of medical products in Europe and the MENA regions. Furthermore, it develops its own products with the aim of maximizing patient benefit. We work hand in hand with universities, experts and experienced users as well as with our users, as well as with our own R&D team, in order to always offer the most innovative products in medical technology.

On August 1, 2023, FINRA authorized the Corporate Action approved by the Board of Directors and majority shareholder for and amendment to the Articles of Incorporation from FlashZero Corp to CS Diagnostics Corp and a 1 for 100,000 reverse split followed by a 200 for 1 forward split and a change of the CUSIP to 33852L202. Pre-split shares: 135,287,214: Post Split share 790,200.

On September 4, 2023, CS Diagnostics Corp purchased 100% of the tangible product CS Protect-Hydrogel, its intellectual property, distribution rights and patents from the CS Diagnostics Group, headquartered in Germany. The CS ProtectHydrogel is a hydrogel- based tissue spacer. It is used in radiation therapy to increase the distance between cancer cells and healthy tissue and thus protect healthy tissue from damage caused by high doses of radiation. Currently, hydrogel spacers are used exclusively in the treatment of prostate cancer. Here, the spacer pushes the rectum away from the prostate, thus reducing rectal damage from radiation therapy. The hydrogel spacer is injected once in liquid form through a thin needle into the space between cancer cells and healthy tissue and is broken down by the body after about six months. The CS Protect-Hydrogel is a "ready-to-use" product, which is sterile packed and can be applied directly. The hydrogel can be used in radiotherapy for prostate, cervical, esophageal, bladder and breast cancer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimated useful lives of property and equipment. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company’s cash is deposited with major financial institutions. At times, such deposits may be in excess of the Federal Deposit Insurance Corporation insurable amount.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. The carrying amount of financial instruments included in cash and cash equivalents approximates fair value because of the short maturities for the instruments held. There were no cash equivalents for the period ended March 31, 2024, and 2023

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic No. 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as described below:

Level 1: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly. Level 2 inputs include quoted prices for similar assets, quoted prices in markets that are not considered to be active, and observable inputs other than quoted prices such as interest rates.

Level 3: Level 3 inputs are unobservable inputs.

The following required disclosure of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows: Accounts Receivable, and Accounts Payable. The items are generally short-term in nature, and accordingly, the carrying amounts reported on the consolidated balance sheets are reasonable approximations of their fair values.

The carrying amounts of Notes Payable approximate the fair value as the notes bear interest rates that are consistent with current market rates.

Income Taxes

We follow ASC 740-10-30, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income in the period that includes the enactment date.

We adopted ASC 740-10-25 (“ASC 740-10-25”) with regard to uncertainty income taxes. ASC 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10-25, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740-10-25 also provides guidance on derecognition, classification, interest and penalties on income taxes, and accounting in interim periods and requires increased disclosures. We had no material adjustments to our liabilities for unrecognized income tax benefits according to the provisions of ASC 740-10-25.

Net income (loss) per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period. The weighted average number of common shares outstanding and potentially outstanding common shares assumes that the Company incorporated as of the beginning of the first period presented. For the period ended March 31, 2024 and 2023, the diluted loss per share is the same as the basic loss per shares as the inclusion of any potentially dilutive shares would result in anti- dilution due to the net loss incurred by the Company

Recent Accounting Pronouncements

The Company has implemented all applicable accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared assuming the company will continue as a going concern as disclosed in Note 3 to the financial statement, the Company has accumulated deficit of $(4,760,125) at March 31, 2024. The continuation of the Company as a going concern through March 31, 2024, is dependent upon improving the profitability and the continuing financial support from its stockholders. Management believes the existing shareholders or external financing will provide additional cash to meet the Company’s obligations as they become due.

The Company requires capital for its contemplated operational activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

NOTE 4 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used.

Net deferred tax assets consist of the following components as of:

	December 31, 2024	December 31, 2023
Federal income tax benefit attributable to:
Current Operations	$—	$—
Less: valuation allowance	—	—
Net provision for Federal income taxes	$—	$—

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the fiscal years ending, due to the following:

	December 31, 2024	December 31, 2023
Deferred tax asset attributable to:
Net operating loss carryover	$—	$—
Less: valuation allowance	—	—
Net deferred tax asset	$—	$—

At September 30, 2024, the Company had net operating loss carry forwards of approximately $(4,759,589) that may be offset against future taxable income from the year 2022 to 2040. No tax benefit has been reported in the June 30, 2024, financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal Income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2015.

NOTE 5 – SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were issued and has identified the following events to disclose in these financial statements.